From:	Volchyok, Leon <lvolchyok@proskauer.com>
Sent:	Mon 2/11/2013 5:46 PM
To:	Barros, Sonia; Gorman, Stacie
Cc:	Fass, Peter M.
Subject:	American Realty Capital Healthcare Trust II, Inc. - S-11/A Filed on 2/8/13

Sonia and Stacie,

Attached please find changed pages to the referenced S-11/A filing reflecting changes made in response to your telephonic comments.  We wanted to email you these changed pages before filing them as correspondence on EDGAR.  If these changes are acceptable to you, can the issuer make these changes in the 424(b) prospectus filing or do you require another S-11 amendment with these changes?

Please call us if you have any questions.

Thank you in advance.

Best regards,

Peter and Leon

Leon Volchyok
Attorney at Law

Proskauer
Eleven Times Square
New York, NY 10036-8299
d 212.969.3434
f  212.969.2900
lvolchyok@proskauer.com